EXHIBIT 99

Name and Address of Reporting Person:

Garry K. McGuire

211 Mt. Airy Road

Basking Ridge, New Jersey 07920

Issuer Name and Ticker Symbol:

Avaya Inc. [AV]

Date of Earliest Transaction Required to be Reported:

10/02/2006

On October 2, 2006, pursuant to a Rule 10b5-1 plan previously entered into by the reporting person, 34,000 stock options held by the reporting person were exercised and the underlying shares of common stock were sold at prices ranging from $11.50 to $11.58 per share.  Set forth below is a list of sales that were executed along with the corresponding selling prices:

Qty   Price

3200  11.52

19500  11.50

500  11.58

3500  11.51

3800  11.53

200  11.54

2500  11.55

800  11.57